Wuersch & Gering LLP
100 Wall Street, 21st Floor
New York, NY 10005
Tel: (212) 509-5050
Fax: (212) 509-9559

Travis L. Gering, Esq.
Direct Dial: 212-509-4723
Direct Fax: 610-819-9104
e-mail: travis.gering@wg-law.com

EDGAR Private Correspondence Filing

February 8, 2011

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Attention: Ms. Mellissa Duru

Re:           Comamtech Inc. – DecisionPoint Systems, Inc.

Dear Ms. Duru,

This firm is counsel to Comamtech Inc. (“Comamtech”).  The purpose of this letter is to clarify certain matters for you and provide certain representations and acknowledgements to the U.S. Securities & Exchange Commission (the “Commission”) as discussed in the phone conversation with you today.

In summary, as discussed with you, the exchange of shares of DecisionPoint Systems, Inc. (“DecisionPoint”) for shares of Comamtech will only be consummated after satisfaction of all corporate actions required by DecisionPoint and Comamtech, as set forth in the Arrangement Agreement, dated October 20, 2010, by and among Comamtech, its wholly owned special purpose acquisition subsidiary 2259736 Ontario Inc. (the “Offeror”), and DecisionPoint, as amended on December 23, 2010 (collectively, the “Arrangement Agreement”), and the Plan of Arrangement among DecisionPoint, Comamtech and the Offeror (the “Plan of Arrangement”).  Such corporate action items include, without limitation, approval of the transaction by the requisite majority of the issued and outstanding shares of DecisionPoint, among other actions (collectively, the “Closing Conditions”, and such date after which all such conditions have been satisfied and executed, the “Closing”).  After the Closing, the former DecisionPoint shareholders will constitute approximately 68.4% of the issued and outstanding Comamtech shares on a fully diluted basis.  Following the Closing, a new Board of Directors and new management team of Comamtech will consist of a majority of former DecisionPoint board and management members.

The primary purpose of the Schedule TO as filed with the Commission on January 28, 2011 and delivered to shareholders of DecisionPoint was to assure the timely provision and availability of adequate material information to the shareholders of DecisionPoint regarding the prospective transaction with Comamtech.

On behalf of Comamtech, I have been authorized to represent the following to you in connection with the Schedule TO, the Offer for Exchange, and the Letter of Transmittal:

(1)           The shareholders of DecisionPoint have been expressly advised not to deliver any shares of common stock to Comamtech.  As set forth in the Letter of

Transmittal: (a) it is to be used by shareholders of DecisionPoint only to indicate intent; and (b) it contains express disclosures that additional information will be furnished in the future.

(2)           Comamtech will not accept the tender of any shares of common stock of DecisionPoint, or accept any stock powers thereto, or any other physical or electronic delivery of DecisionPoint shares pursuant to the Schedule TO, the Offer for Exchange, or the Letter of Transmittal.

(3)           Comamtech will not directly or indirectly vote or seek to vote any shares of common stock of DecisionPoint or solicit or accept any proxies thereto.

(4)           Comamtech will not request or invite the transmittal of any DecisionPoint shares of common stock pursuant to the Schedule TO, the Offer for Exchange, or the Letter of Transmittal.

Please do not hesitate to contact the undersigned if you have any questions or comments regarding the foregoing.  Thank you very much.

Sincerely yours,

/s/ Travis L. Gering

Travis L. Gering

cc:           Marc Ferland, CEO, Comamtech Inc.